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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.


February 13, 2002

Dear Walter:

We continue to be extremely disappointed with the manner in which you have chosen to oppose the merger with Compaq. We take serious issue with your latest set of public statements on this topic.

As you are well aware, merging with Compaq is the culmination of a two-and-a-half year process -- a process in which the Board of Directors took a long, hard look at what was right and what was wrong with our business. This process began with the Board's acknowledgement that -- in light of the changing industry dynamics -- HP was losing ground and decisive action was required. When the board brought in a new CEO, we began an intensive evaluation of our customers' needs and HP's ability to meet them.

While we fully agree with your view that HP must invest in and grow our imaging and printing business, the health and profitability of our other businesses impacts our ongoing ability to make these investments. Furthermore, high-growth categories like digital publishing and digital imaging are completely interrelated to HP's capabilities in storage, servers, network management and services.

Merging with Compaq will enable HP to fill the gaps in our enterprise portfolio in a way that simply can't be achieved through organic growth and small, targeted acquisitions. Compaq brings market-leadership in critical growth markets, like Windows servers, high-performance computing and enterprise storage.

With Compaq, we will double our service and support capacity in mission critical consulting, outsourcing and support. Support is not a low-margin business as you've suggested, but a highly profitable business that we want more of.

HP shouldn't simply walk away from the PC business. PCs are important to our strategy of being an end-to-end solutions provider. As you know, we have already outsourced our PC manufacturing. We can fix this business,

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but more needs to be done. Specifically, by combining HP's successful retail model with Compaq's commercial model we can build a profitable, cash-generating business and achieve far more together -- faster -- than either company could on its own.

Furthermore, recent statements that you have made about our CEO suggest to the public that she and management have been making strategic decisions independently and mere rubber-stamping is occurring at the Board level. You are misrepresenting our thorough process and the intensive effort we undertook to evaluate numerous alternatives. As you know, we vigorously debated all matters of strategy, including the Compaq merger. You have insulted our personal commitment and fiduciary responsibility which each of us takes very seriously.

Lastly, we want to state clearly that your comments about our CEO do not represent the opinion of your fellow Board members. We have never wavered in our confidence in Carly and our support for her performance. You know this firsthand.

Signed,

               /s/ PHILIP M. CONDIT                    /s/ PATRICIA C. DUNN
                 Philip M. Condit                        Patricia C. Dunn

             /s/ RICHARD A. HACKBORN                        /s/ SAM GINN
               Richard A. Hackborn                            Sam Ginn

            /s/ GEORGE A. KEYWORTH II                /s/ ROBERT E. KNOWLING JR.
              George A. Keyworth II                    Robert E. Knowling Jr.


FORWARD-LOOKING STATEMENTS

This letter contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.


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All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.